                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 14)


                     METROMEDIA INTERNATIONAL GROUP, INC.
                       (Formerly The Actava Group Inc.)
                    - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                         $1.00 PAR VALUE COMMON STOCK
                    - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                  361028-10-3
                          - - - - - - - - - - - - - -
                                (CUSIP Number)

                               MICHAEL M. EARLEY
                    PRESIDENT AND CHIEF OPERATING OFFICER,
                               TRITON GROUP LTD.,
                              550 WEST C STREET,
                             SAN DIEGO, CA  92101
                                 (619) 231-1818
                    - - - - - - - - - - - - - - - - - - - -
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               NOVEMBER 1, 1995
                          - - - - - - - - - - - - - -
                     (Date of Event which Requires filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                               ------------------------
  CUSIP NO. 361028-10-3          SCHEDULE 13D              PAGE 2 OF 5 PAGES
-------------------------                               ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRITON GROUP LTD.
      33-0318116

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,354,214

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,354,214

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,354,214
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.48%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO, HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
          -------------------

          Security:    Common Stock, $1.00 Par Value ("Common Stock")

          Issuer: Metromedia International Group, Inc., formerly The Actava Group, Inc., ("Metromedia"), a Delaware corporation

          Address:     945 East Paces Ferry Road
                       Suite 2210
                       Atlanta, GA  30326

Item 2.   Identity and Background.
          -----------------------

     This Amendment No. 14 to Schedule 13D is being filed by Triton Group Ltd. ("Triton"), a Delaware corporation (as successor to Intermark, Inc.). The principal business and offices of Triton are located at 550 West C Street, 18th Floor, San Diego, CA 92101.

     There is no change to the remaining information contained in Item 2 of
Schedule 13D, as amended to date.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     There is no change to the information contained in Item 3 of Schedule 13D, as amended to date.

Item 4.   Purpose of Transaction.
          ----------------------

     The information set forth in Item 4 of Triton's Schedule 13D, as amended, is hereby amended as follows:

     Promptly following Triton's sale of 3,000,000 shares of Actava Common Stock (which was described in Amendment No. 13 to Triton's Schedule 13D), pursuant to the Amended and Restated Stockholder Agreement between Triton and Actava, Actava requested and received the resignation of Triton's two designees on the Actava Board of Directors. As noted in Amendment No. 13 to Triton's Schedule 13D, the Amended and Restated Stockholder Agreement terminated upon the reduction of Triton's ownership of Actava Common Stock to less than 10% of the outstanding Common Stock.

     On November 1, 1995, The Actava Group Inc. announced the completion of the mergers of Actava with Orion Pictures Corporation ("Orion"), MCEG Sterling Incorporated ("Sterling") and Metromedia International Telecommunications Inc. ("MITI"), and the renaming of Actava as Metromedia International Group, Inc. Based upon the exchange ratios for the merger set forth in Metromedia's press release, the number of outstanding shares of each of Orion, Sterling and MITI last reported through Actava's toll-free information line, and the number of outstanding shares of Actava Common Stock reported in Actava's proxy statement related to the mergers, Triton believes that the number of outstanding shares of Metromedia Common Stock following the mergers is 38,910,073, and that Triton's 1,354,214 shares of Metromedia Common Stock constitute 3.48% of the outstanding Common Stock.

     On November 1, 1995, the Board of Directors of Triton declared a special distribution to its stockholders of $1.57 in cash and .066 of a share of Common Stock of Metromedia, for each outstanding share of Triton common stock. The special distribution will be payable on December 8, 1995 to stockholders of record on November 17, 1995. Cash will be paid in lieu of any fractional shares of Metromedia Common Stock that would otherwise be distributed in the special distribution. Following the special distribution, Triton may continue to hold a small number of shares of Metromedia Common Stock.

                               Page 3 of 5 Pages

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     The information set forth in Item 5 of Triton's Schedule 13D, as amended, is hereby amended as follows:

     (a) 1,354,214 shares of Common Stock (3.48%), based on Triton's belief that there are presently 38,910,073 Metromedia shares outstanding.

     (b) Triton has sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of, the above shares; provided, however, that Triton delivered to Actava proxies with respect to the mergers of Actava with Orion, Sterling and MITI, as described in Item 4 of Amendment No. 13 to Triton's Schedule 13D; provided, further, that Triton has declared the special distribution to its stockholders described in Item 4 above, payable on December 8, 1995.

     (c) Since its most recent filing on Schedule 13D, Triton made the following sale of 59,384 shares of Common Stock in a block transaction through a registered broker-dealer:

     Date                        Shares                    Price Per Share
     ----                        ------                    ---------------
     10-23-95                    59,384                        $16.875


     In addition, as described in Item 4 above, on November 1, 1995 Triton declared a special distribution to its stockholders of substantially all of its Metromedia Common Stock, payable on December 8, 1995 to stockholders of record on November 17, 1995.

     (d)  None.

     (e)  November 1, 1995.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     There is no change to the information contained in Item 6 of Schedule 13D, as amended to date.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     None.



                               Page 4 of 5 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 1995            TRITON GROUP LTD.

                                    By:    /s/ JOHN C. STISKA
                                       -----------------------------------------
                                    Name:  John C. Stiska
                                         ---------------------------------------
                                    Title: Chief Executive Officer
                                          --------------------------------------

                               Page 5 of 5 Pages